Cue Energy Resources Limited

A.B.N. 45 066 383 971


06014081


SEC MAIL
RECEIVED
PROCESSING
JUN 02 2006
WASH, D.C.
190
SECTION

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

26 May 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

dlw 6/6



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Sampang Drilling Update

Jeruk -3 DST -1A

Drill stem testing of the Jeruk -3 zone from 4939 to 4978 metres is continuing. The flow test procedure had to be restarted after control line pressure was lost prior to completion of the main flow period of the initial test, causing the well to be temporarily shut in.

The forward plan is to complete DST -1A and continue the evaluation of the Kujung reservoir.

Herbras -1

At 6 am on 26 May 2006, the well was running 20 inch casing at a depth of 574 metres. Cue understands that the well will be drilled to a depth of 2700 metres over a thirty day period.

Participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd	40.5% (Operator)
Singapore Petroleum Sampang Ltd	36%
Cue Sampang Pty Ltd	13.5%
PT Petrogas Oyong Jatim*	10%

*Subject to finalization.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

26 May 2006